[letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2007	nquint@luselaw.com

September 23, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BankFinancial Corporation

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of BankFinancial Corporation (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $25,135 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the initial public offering by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the mutual-to-stock conversion of BankFinancial MHC, Inc. (the “MHC”). As part of the mutual-to-stock conversion, the Registrant will become the holding company for BankFinancial, F.S.B., a federally chartered savings bank. The transaction is subject to the approval of the Office of Thrift Supervision.

Securities and Exchange Commission

September 23, 2004

If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Robert B. Pomerenk at

(202) 274-2011.

Very truly yours,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	F. Morgan Gasior, Chairman,

    Chief Executive Officer and President

Robert B. Pomerenk, Esq.

Eric Luse, Esq.